Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: June 15, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On June 15, 2026, the following press release was issued on behalf of General Fusion:

General Fusion’s Joint F-4 with Spring Valley Acquisition Corp. III in Connection with Proposed Business Combination Declared Effective by SEC

Milestone advances General Fusion toward the final stages of becoming the first publicly traded pure-play fusion energy company

VANCOUVER, British Columbia – June 15, 2026 – General Fusion Inc. (“General Fusion” or the “Company”), a leader in the global race to commercialize fusion energy, today announced that its joint registration statement on Form F-4, as amended (the “Registration Statement”), filed in connection with its proposed business combination with Spring Valley Acquisition Corp. III (NASDAQ: SVAC), a publicly traded special purpose acquisition company (“Spring Valley,” or “SVAC”), was declared effective by the Securities and Exchange Commission on June 12, 2026.

Spring Valley has set a record date of June 12, 2026 (the “Record Date”), and meeting date of July 6, 2026, for its extraordinary general meeting of shareholders (“Extraordinary General Meeting”). Spring Valley shareholders of record at the close of business on the Record Date are entitled to receive notice of the Extraordinary General Meeting and to vote the ordinary shares of Spring Valley owned by them at the Extraordinary General Meeting. The Extraordinary General Meeting will be held in-person at the offices of Greenberg Traurig, LLP, located at One Vanderbilt Ave, New York, NY 10017. If the Spring Valley and General Fusion securityholders vote to approve the proposed business combination, the transaction is expected to close shortly thereafter, subject to the satisfaction of customary closing conditions.

General Fusion previously announced its proposed business combination with Spring Valley on January 22, 2026. At the closing of the transaction, Spring Valley will be renamed “General Fusion Group Ltd.,” and once the transaction is completed, the combined company’s shares and warrants are expected to trade on Nasdaq under the ticker symbols “GFUZ” and “GFUZW,” respectively, subject to approval of its listing application.

General Fusion continues to advance its core technology while building momentum across governance, global industry engagement, and capital markets:

•	Real machines, real results: Over the past two decades, General Fusion has built and operated dozens of real-world testbeds, prototypes, and demonstrations, completing more than 200,000 plasma experiments. This work has culminated in Lawson Machine 26 (“LM26”), the company’s world-first, large-scale Magnetized Target Fusion (“MTF”) demonstration machine, now operating at its Vancouver facility. General Fusion is one of four companies worldwide to have achieved and published meaningful fusion results on the path to the Lawson criterion, supported by more than 35 peer-reviewed publications and 210 issued and pending patents. Recent publications supporting General Fusion’s MTF technology include papers on a key LM26 temperature diagnostic, as well as U.S. Department of Energy-funded research conducted by Savannah River National Laboratory that supports the company’s advantageous fuel-cycle design for MTF using its proprietary liquid metal wall.

•	Award-winning innovation: General Fusion was recently ranked first on TIME’s prestigious list of the World’s Top GreenTech Companies of 2026 for its leadership in fusion energy. The Company was also named one of Canada’s Most Ambitious Companies by BetaKit.

•	Experienced leadership team: Building on General Fusion’s seasoned leadership, the Company announced key appointments to strengthen its Board of Directors as it prepares to enter the U.S. public markets. Wendy Kei, Board Chair of Ontario Power Generation, will serve as Audit Committee Chair, and Thomas Boehlert, former CFO of US Strategic Metals, with more than three decades of experience across industrials, natural resources, agribusiness, power generation, and the energy transition, will serve as Chair of the Nominating and Governance Committee.

•	Global presence across fusion, energy, technology, and investor conferences: In the first half of 2026, General Fusion leadership presented at major industry events, including FusionX:Global, FusionX:Americas, the Fusion Industry Association Annual Policy Conference, The Economist’s Fusion Fest, Web Summit Vancouver, and Canaccord Genuity’s inaugural Nuclear Nexus conference. On April 29, the Company hosted an Analyst Day at Nasdaq MarketSite in New York, with more than 100 attendees participating in person and online, reflecting strong engagement from the investment community.

Quick Facts:

•	General Fusion’s MTF is designed to solve significant barriers to commercializing fusion energy at a time when electricity demand is surging, and nations around the world are racing to commercialize fusion power.

•	As a technology, MTF aims to achieve fusion in a practical way, avoiding superconducting magnets and high-powered lasers, while enabling the use of existing materials for durable machines that would produce cost-effective energy.

•	In early 2025, General Fusion announced that it had designed, built, and begun operating its world-first LM26 fusion demonstration machine in under two years. LM26 is the first MTF demonstration machine to be built at a commercially relevant scale. It mechanically compresses plasma with a lithium liner at 50% commercial-scale diameter.

•	LM26 aims to achieve key fusion technical milestones: plasma heating to 1 keV (10 million degrees Celsius), then 10 keV (100 million degrees Celsius), and ultimately the Lawson criterion, the combination of fusion parameters that can produce net fusion energy in the plasma.

About General Fusion

General Fusion is pursuing a fast and practical approach to commercial fusion energy and is headquartered in Vancouver, Canada. The Company was established in 2002 and has been funded by a global syndicate of leading energy venture capital firms, industry leaders, and technology pioneers. Learn more at www.generalfusion.com. General Fusion announced its proposed business combination with Spring Valley in January 2026.

About Spring Valley Acquisition Corp. III

Spring Valley is a part of a family of investment vehicles formed for the purpose of acquiring or merging with a business focused on the Power infrastructure and Decarbonization sectors. Over the past 5 years, Spring Valley vehicles have raised $920 million in four IPOs. Spring Valley I successfully completed its business combination with NuScale Power Corporation, a leading U.S. small modular reactor technology company, and Spring Valley II successfully completed its business combination with Eagle Nuclear Energy Corp., a next-generation nuclear energy company with rights to the largest open pit-constrained measured and indicated uranium deposit in the United States. SVAC maintains a corporate website at https://sv-ac.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements.

Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning General Fusion’s plan to go public through a business combination with SVAC and expected benefits or timing thereof (the transactions contemplated by the business combination, collectively, the “Proposed Business Combination”); the outlook for General Fusion’s business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s LM26 program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion.

The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the business combination agreement, dated January 21, 2026, among General Fusion, SVAC, and the other party thereto (the “Business Combination Agreement”) by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of SVAC’s final prospectus for its initial public offering, which was filed with the SEC on September 4, 2025 (the “Final Prospectus”); the risks described in the joint registration statement on Form F-4 filed by General Fusion and SVAC, as amended, or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, General Fusion and SVAC filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. SVAC plans to mail copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the Final Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

You can contact General Fusion’s Investor Relations team by email at: investors@generalfusion.com.

If you are based in North America, you may also leave a toll-free voicemail at +1 (833) 717-1519. Callers outside North America can reach us at +1 (236) 253-6968.

Media Relations Contact:

media@generalfusion.com
1-866-904-0995

***

On June 15, 2026, General Fusion posted the following communication on its LinkedIn, X and Facebook accounts.

📣  Today, we announced another significant milestone on our path toward becoming the first publicly traded pure-play fusion company!

The SEC has declared effective the Form F-4 registration statement related to our proposed business combination with @ Spring Valley Acquisition Corp. III.

As we progress on our path toward the public markets, General Fusion continues to advance its core technology while building momentum across governance, global industry engagement, and capital markets.

Here are the highlights:

 Real machines, real results: Dozens of real-world testbeds, prototypes, and demonstrations, culminating in LM26, our world-first, large-scale MTF demonstration machine.

 Award-winning innovation: We were recently ranked #1 on TIME’s prestigious list of the World’s Top GreenTech Companies of 2026. The Company was also named one of Canada’s Most Ambitious Companies by BetaKit.

 Experienced leadership team: Building on General Fusion’s seasoned leadership, the Company announced key appointments to strengthen its Board of Directors as it prepares to enter the U.S. public markets.

Read our full announcement: General Fusion's Joint F-4 with Spring Valley Acquisition Corp. III in Connection with Proposed Business Combination Declared Effective by SEC | General Fusion

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.